Exhibit 99.1

Nano Dimension Announces Financial Results for the Second Quarter 2025

WALTHAM, MASSACHUSETTS -- September 17, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano”, or the “Company”), a leader in digital manufacturing solutions, today announced financial results for the second quarter ended June 30, 2025.

The consolidated results incorporate the financial position and performance of Markforged Holding Corporation (“Markforged”) from the acquisition date of April 25, 2025, inclusive of revenue of $16.1 million, gross profit of $3.4 million and GAAP net loss of $10.3 million.

Desktop Metal, Inc. (“Desktop Metal”) was acquired by the Company on April 2, 2025. The Company determined that the Desktop Metal asset group qualified as 'assets held for sale' on the acquisition date, and the assets and liabilities held for sale are recorded as such on the condensed consolidated balance sheet as of June 30, 2025. The condensed consolidated statement of operations includes impairment of the asset group of $139.4 million and loss from operations for the period of acquisition through June 30, 2025 of $30.4 million which are both included within 'net loss from discontinued operations’.

On July 28, 2025, following a process conducted by Desktop Metal’s independent Board of Directors to explore available strategic alternatives and address Desktop Metal’s significant liabilities and liquidity needs stemming from decisions made by its prior management, Desktop Metal and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Desktop Metal’s Chapter 11 filing was authorized by its independent Board of Directors. As part of its and its subsidiaries’ Chapter 11 cases, which are pending and are being jointly administered by the Bankruptcy Court under Case No. 25-90268 (CML), Desktop Metal has obtained approval from the Bankruptcy Court to sell various of its assets pursuant to Section 363 of the Bankruptcy Code.

Second Quarter 2025 Results:

•	Revenue: $25.8 million, a 72.4% increase from $15.0 million year-over-year

•	Gross Margin (“GM”): 27.3%, down from 44.7% year-over-year

•	Adjusted Gross Margin (“Adjusted GM”): 44.7%, down from 46.1% year-over-year

•	Adjusted EBITDA loss: $16.7 million, from a loss of $14.6 million year-over-year

•	Net Loss from Continuing Operations: $11.4 million, down from a loss of $44.6 million year-over-year

•	Total Cash, cash equivalents, deposits and investable securities: $551.0 million as of June 30, 2025, down from $840.4 million as of March 31, 2025 primarily due to the closing of the Markforged and Desktop Metal acquisitions closed during the quarter

Details regarding Adjusted EBITDA and Adjusted Gross Margin can be found below in this press release under “Non-GAAP Financial Measures.”

David Stehlin, Chief Executive Officer, commented, "As the new CEO of Nano Dimension, I am focused on building on our many strengths while also addressing challenges head on. Last week we initiated a strategic alternatives review, a deliberate and thoughtful process designed to unlock the full potential of Nano Dimension and maximize value for our shareholders. While this review is underway, we continue to advance our operations and pursue new opportunities. The addition of Markforged, in the second quarter, has expanded our reach into new markets and customers, bringing market-leading products and exceptional talent. While the Desktop Metal process has been challenging and cost-intensive, our balance sheet remains among the strongest in the industry. As we move through the second half of the year, we will stay focused on disciplined execution by advancing our technologies and enhancing our customer relationships that will continue to drive our next phase of growth."

Recent Developments

•	Leadership Change: David S. Stehlin has been appointed Chief Executive Officer, effective September 8, 2025.

•	Strategic Initiatives: A formal review has been initiated to explore strategic alternatives aimed at maximizing shareholder value.

•	Financial & Accounting: We successfully transitioned our financial reporting from IFRS to US GAAP.

•	Markforged Acquisition Update (Closed April 25, 2025): We have fully consolidated the results of the Markforged business as of April 25, 2025.

•	Cash position as of August 31, 2025: Total Cash, cash equivalents, deposits and investable securities for Nano Dimension, including Markforged, totaled over $520 million. This excludes any amounts related to Desktop Metal and reflects continued strong liquidity.

Conference Call Today

Nano Dimension will host a conference call to discuss its financial results, September 17, 2025, at 4:30 p.m. EDT.

Participants can also dial-in/connect by following the below:

Listen in via US dial-in: 1-844-695-5517
Listen via international dial-in: 1-412-902-6751
Listen via webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cRJhknfB

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension Ltd. (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Non-GAAP Financial Measures

EBITDA is a non-GAAP measure and is defined as earnings before interest income, income tax, depreciation and amortization. We believe that EBITDA, as described above, should be useful in evaluating the performance of our business. EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively) and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-GAAP measure and is defined as earnings before interest income, income tax, depreciation and amortization, share-based payments, exchange rate differences, finance expenses (income) for revaluation of assets and liabilities, Desktop Metal litigation related expenses, Desktop Metal and Markforged transaction related expenses, restructuring costs and impairment losses. We believe that Adjusted EBITDA, as described above, should also be useful in evaluating the performance of our business. Like EBITDA, Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting other financial expenses (income), net), and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from share-based payments, restructuring costs and impairment losses, and Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-GAAP measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be useful in evaluating the performance of our business. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA and Adjusted EBITDA, and Adjusted gross profit can be useful in evaluating our performance by eliminating the effect of financing and non-cash expenses such as share-based payments, however, we may incur such expenses in the future, which could impact future results. In addition, other companies, including companies in our industry, may calculate non-GAAP metrics differently or not at all, which may reduce the usefulness of this measure as a tool for comparison.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Contacts:

Investors: Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media: Samuel Manning

Principal Manager, External Communications

press@nano-di.com

NANO DIMENSIONS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 and December 31, 2024

(In thousands, except share data and par value amounts) (Unaudited)

	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$184,545	$317,169
Bank deposits	253,601	440,790
Restricted deposits	60	537
Accounts receivable, net of allowance for expected credit losses ($2,357 and $811, respectively)	25,314	9,141
Inventory	42,524	16,899
Other current assets	7,840	4,790
Assets held for sale	143,366	—
Total current assets	657,250	789,326
Restricted deposits	1,621	768
Marketable equity securities	111,203	86,190
Property and equipment, net	27,241	14,143
Goodwill	33,356	—
Intangible assets, net	23,672	2,155
Right-of-use assets	32,959	9,958
Other assets	1,536	—
Total assets	$888,838	$902,540
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$12,012	$4,249
Accrued expenses	17,518	18,771
Deferred revenue	12,014	3,523
Short-term settlement payable	1,000	—
Current portion of bank loan	157	138
Lease liabilities	9,519	3,421
Liabilities held for sale	136,598	—
Total current liabilities	188,818	30,102
Long-term settlement payable	4,664	—
Long-term deferred revenue	3,993	—
Employee benefits	5,340	4,700
Long-term lease liabilities	26,282	6,707
Long-term bank loan	235	276
Total liabilities	229,332	41,785
Commitments and contingencies
Stockholders’ equity
Non-controlling interests	—	715
Share capital of NIS 5 par value each; 500,000,000 ordinary shares authorized; 218,362,257 and 215,777,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	412,766	409,145
Share premium and capital reserves	1,297,822	1,297,348
Treasury shares	(167,651)	(167,651)
Foreign currency translation reserve	2,763	1,044
Remeasurement of net defined benefit liability	(2,181)	(2,181)
Accumulated loss	(884,013)	(677,665)
Total stockholders’ equity	659,506	860,755
Total liabilities and stockholders’ equity	$888,838	$902,540

NANO DIMENSIONS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six Months ended June 30, 2025

(In thousands, except share data and per share data) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025(1)	2024	2025(1)	2024
Revenue	$25,837	$14,986	$40,238	$28,350
Cost of revenue	18,794	8,292	27,354	15,386
Gross profit	7,043	6,694	12,884	12,964
Operating expenses
Research and development	8,114	9,580	14,058	20,146
Sales and marketing	9,907	7,309	15,551	14,045
General and administrative	22,190	11,200	27,856	20,541
Restructuring expense	2,101	—	3,281	—
Desktop Metal litigation expense	3,245	—	31,315	—
Impairment losses	1,456	—	2,685	—
Total operating expenses	47,013	28,089	94,746	54,732
Loss from operations	(39,970)	(21,395)	(81,862)	(41,768)
Gain (loss) on investment in marketable equity securities	16,288	(31,315)	25,013	(57,104)
Loss from deconsolidation of subsidiaries	(1,666)	—	(1,666)	—
Other income (expense), net	(56)	—	(56)	—
Finance expense	(234)	(2,324)	(263)	(3,521)
Finance income	14,352	10,535	22,023	21,846
Loss before income taxes	(11,286)	(44,499)	(36,811)	(80,547)
Income tax expense (benefit)	76	141	99	125
Net loss from continuing operations	(11,362)	(44,640)	(36,910)	(80,672)
Net loss from discontinued operations, net of income tax of nil	(169,761)	—	(169,761)	—
Net loss	(181,123)	(44,640)	(206,671)	(80,672)
Loss attributable to non-controlling interests	(87)	(290)	(323)	(480)
Loss attributable to owners	$(181,036)	$(44,350)	$(206,348)	$(80,192)

Basic and diluted income (loss) per share
Net loss per share from continuing operations - basic and diluted	$(0.05)	$(0.20)	$(0.17)	$(0.36)
Net loss per share from discontinued operations - basic and diluted	$(0.78)	$—	$(0.78)	$—

(1) The results for the three and six months ended June 30, 2025 include the consolidation of Markforged revenue of $16.1 million, gross profit of $3.4 million, and GAAP net loss of $10.3 million.

NANO DIMENSIONS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months ended June 30, 2025

(In thousands) (Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Cash flow from operating activities:
Net loss from continuing operations	$(36,910)	$(80,672)
Adjustments:
Depreciation, amortization, and non-cash lease interest	8,282	1,352
Impairment losses	2,685	—
Financing income, net	(21,872)	(18,358)
Interest received	18,580	22,715
(Gain) loss from revaluation of financial assets and liabilities accounted at fair value	(24,995)	57,137
Loss from deconsolidation of subsidiaries	1,666	—
Share-based payments	1,644	8,455
Other	(93)	97
	(51,013)	(9,274)
Changes in assets and liabilities:
Decrease (increase) in inventory	3,203	(1,899)
(Increase) decrease in other receivables	(772)	5,845
(Increase) decrease in trade receivables	(914)	3
Decrease in other payables	(7,219)	(3,779)
Increase in employee benefits	77	132
Increase (decrease) in trade payables	6,044	(1,410)
Net cash used in operating activities	(50,594)	(10,382)

Cash flow from investing activities:
Change in bank deposits	190,466	5,412
Change in restricted bank deposits	484	(25)
Acquisition of property, plant and equipment	(461)	(1,169)
Acquisition of intangible asset	—	(711)
Acquisition of subsidiaries, net of cash acquired	(267,806)	—
Deconsolidation of subsidiaries	(476)	—
Net cash (used in) from investing activities	(77,793)	3,507

Cash flow from financing activities:
Repayment long-term bank debt	(72)	(107)
Payments of share price protection recognized in business combination	—	(363)
Repurchase of treasury shares	—	(69,755)
Net cash used in financing activities	(72)	(70,225)

Cash flows provided by (used in) discontinued operations:
Net cash used in operating activities	(15,733)	—
Net cash used in investing activities	(437)	—
Net cash provided by financing activities	10,009	—
Net cash used in discontinued operations	(6,161)	—
Decrease in cash and cash equivalents	(134,620)	(77,100)
Cash and cash equivalents at beginning of the period	317,169	309,571
Effect of exchange rate fluctuations on cash	1,996	(694)
Cash and cash equivalents at end of the period	$184,545	$231,777

Non-cash transactions:
Property, plant and equipment acquired on credit	—	176
Recognition of a right-of-use asset	191	233
Income taxes paid during the period	36	—

NANO DIMENSIONS LTD.

RECONCILIATION OF US GAAP TO NON-GAAP MEASURES

(In thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
GAAP Net loss from continuing operations	$(11,362)	$(44,640)	$(36,910)	$(80,672)
Tax expense (benefit)	76	141	99	125
Depreciation and amortization	1,936	329	2,510	1,352
Interest expense	184	—	184	—
Interest income	(5,944)	(10,535)	(15,253)	(21,846)
Non-GAAP EBITDA (loss)	(15,110)	(54,705)	(49,370)	(101,041)
Finance expenses (income) from revaluation of assets and liabilities	(16,263)	31,326	(24,992)	57,137
Exchange rate differences	(8,363)	2,293	(6,724)	3,449
Share-based payments expenses	2,430	3,729	1,644	8,455
Desktop Metal litigation related expenses	3,245	—	31,315	—
Desktop Metal and Markforged transaction related expenses	8,304	2,721	9,820	2,721
Restructuring costs	2,101	—	3,281	—
Loss from deconsolidation of subsidiaries	1,666	—	1,666	—
Impairment losses	1,456	—	2,685	—
Acquisition inventory step-up amortization	3,849	—	3,849	—
Other non-GAAP	—	—	—	(115)
Non-GAAP Adjusted EBITDA	$(16,684)	$(14,636)	$(26,826)	$(29,394)

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Cost of Revenue	2025	2024	2025	2024
GAAP Cost of revenue	$18,794	$8,292	$27,354	$15,386
Stock compensation expense	80	231	326	468
Depreciation and amortization	578	(22)	719	52
Acquisition inventory step-up amortization	3,849	—	3,849	—
Non-GAAP Cost of revenue	$14,287	$8,083	$22,460	$14,866

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Gross Profit	2025	2024	2025	2024
GAAP Gross profit	$7,043	$6,694	$12,884	$12,964
Stock compensation expense	80	231	326	468
Depreciation and amortization	578	(22)	719	52
Acquisition inventory step-up amortization	3,849	—	3,849	—
Non-GAAP Gross profit	$11,550	$6,903	$17,778	$13,484

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Research and Development Expenses	2025	2024	2025	2024
GAAP Research and development expenses	$8,114	$9,580	$14,058	$20,146
Stock compensation expense	644	1,435	713	3,369
Depreciation and amortization	364	255	573	611
Non-GAAP Research and development expenses	$7,106	$7,890	$12,772	$16,166

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Sales and Marketing Expenses	2025	2024	2025	2024
GAAP Sales and marketing expenses	$9,907	$7,309	$15,551	$14,045
Stock compensation expense	225	432	548	929
Depreciation and amortization	593	(2)	636	324
Non-GAAP Sales and marketing expenses	$9,089	$6,879	$14,367	$12,792

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP General and Administrative Expenses	2025	2024	2025	2024
GAAP General and administrative expenses	$22,190	$11,200	$27,856	$20,541
Stock compensation expense	1,480	1,631	56	3,689
Depreciation and amortization	401	98	582	365
Desktop Metal and Markforged transaction related expenses	8,304	2,721	9,820	2,721
Other non-GAAP	—	—	—	(115)
Non-GAAP General and administrative expenses	$12,004	$6,750	$17,398	$13,881

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Operating Loss	2025	2024	2025	2024
GAAP Operating loss	$(39,970)	$(21,395)	$(81,862)	$(41,768)
Stock compensation expense	2,429	3,729	1,643	8,455
Depreciation and amortization	1,936	329	2,510	1,352
Desktop Metal litigation related expenses	3,245	—	31,315	—
Desktop Metal and Markforged transaction related expenses	8,304	2,721	9,820	2,721
Restructuring costs	2,101	—	3,281	—
Impairment losses	1,456	—	2,685	—
Acquisition inventory step-up amortization	3,849	—	3,849	—
Other non-GAAP	—	—	—	(115)
Non-GAAP Operating loss	$(16,649)	$(14,616)	$(26,759)	$(29,355)

DISAGGREGATED REVENUE BY NATURE OF PRODUCTS AND SERVICES

(In thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Hardware	$16,707	$11,085	$28,180	$21,052
Consumables	5,936	2,460	7,746	4,645
Services	3,194	1,441	4,312	2,653
Total Revenue	$25,837	$14,986	$40,238	$28,350

DISAGGREGATED REVENUE BY GEOGRAPHIC LOCATION

(In thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Americas	$10,988	$5,221	$15,747	$8,783
EMEA	11,646	8,316	19,802	17,288
APAC	3,203	1,449	4,689	2,279
Total Revenue	$25,837	$14,986	$40,238	$28,350